Exhibit 99.1

Randgold Resources Limited
Incorporated in Jersey, Channel Islands
Reg. No. 62686
LSE Trading Symbol: RRS
Nasdaq Trading Symbol: GOLD

RANDGOLD RESOURCES POURS FIRST GOLD AT NEW LOULO MINE

Bamako, Mali, 28 September 2005 (LSE:RRS)(Nasdaq:GOLD) - London and Nasdaq listed gold miner Randgold Resources today announced that it had poured the first gold at its new Loulo mine in Mali, signalling the start-up of production.

Chief executive Dr Mark Bristow said the mine was expected to build up to design levels of commercial production in October, with its first commercial shipment of bullion due in November. This will initiate a five-year tax holiday for the mine as prescribed by Mali's mining code.

"The first gold pour is an event of great symbolic significance in the development of a new mine. In the case of Loulo, it crowns a considerable achievement by the Randgold Resources team, which fast-tracked this project in the face of substantial logistical odds while at the same time driving ahead our exploration programmes," Bristow said.

Loulo is the second world-class gold mine discovered and developed by Randgold Resources within five years. The other, Morila, has produced almost 3.5 million ounces of gold since it was commissioned in October 2000.

Randgold Resources is an international gold mining and exploration business focused on Africa. Its mission is to discover, develop and manage gold projects.

RANDGOLD RESOURCES ENQUIRIES:

Chief Executive	Financial Director	Investor & Media Relations
Dr Mark Bristow	Roger Williams	Kathy du Plessis
+44 779 775 2288	+44 791 709 8939	+27 11 728 4701 Cell: +27 (0) 83 266 5847 Email: randgoldresources@dpapr.com

Website: www.randgoldresources.com

DISCLAIMER: Statements made in this document with respect to Randgold Resources' current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Randgold Resources. These statements are based on management's assumptions and beliefs in light of the information currently available to it. Randgold Resources cautions you that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore you should not place undue reliance on them. The potential risks and uncertainties include, among others, risks associated with: fluctuations in the market price of gold, gold production at Morila, the development of Loulo and estimates of reserves and mine life. For a discussion on such risk factors refer to the annual report on Form 20-F for the year ended 31 December 2004 which was filed with the United States Securities and Exchange Commission on 29 June 2005, as subsequently amended. Randgold Resources sees no obligation to update information in this release.